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                            February 23, 2024

       Jing Hu
       Chief Executive Officer
       AgiiPlus Inc.
       Level B1, Building 3, No.1-10
       Lane 1500, Kongjiang Rd.
       Yangpu, Shanghai 200093
       People   s Republic of China

                                                        Re: AgiiPlus Inc.
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed January 26,
2024
                                                            File No. 333-267461

       Dear Jing Hu:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 6 to Registration Statement on Form F-1 filed January 26, 2024

       General

   1. Please tell us how you concluded it is appropriate to continue to rely on the Frost
                                                        & Sullivan Report
regarding your standing in the work solution industry, given that the report is from November
2021 and the recent significant changes to your operations and business.
   2.                                                   Please substantially
revise throughout your prospectus, as appropriate, to more clearly reflect the significant
changes to your operations and business as a result of recent economic conditions. As
a non-exclusive example only, we note that your discussion
                                                        under the heading
Overview in each of the Prospectus Summary, MD&A, and Business sections indicates that
the direct operating model is your primary line of business.
 Jing Hu
FirstName  LastNameJing Hu
AgiiPlus Inc.
Comapany23,
February   NameAgiiPlus
              2024      Inc.
February
Page 2 23, 2024 Page 2
FirstName LastName
         However, we note that since December 31, 2022 you have closed 56 Distrii workspaces operated under the direct operating model, with only one remaining, and cut your headcount by at least 31%. Further, we note that your discussion under the heading Recent
         Business Development on page 12 indicates that you are transitioning to the asset-light model going forward.
3. We note your disclosure on pages 57 and 129 that as of December 31, 2023, Agiiplus and its subsidiaries were involved in a total of approximately 154 labor disputes and that the maximum exposure is approximately US$1.7 million. Please tell us (i) what constitutes a
            labor dispute    and (ii) the basis for your estimate of the
maximum exposure. We may
         have additional comments after reviewing your response.
4. Given the recent significant changes to your operations and business, please revise your
         MD&A section under the heading Key Operating Data on page 84 and your Business section under the heading Operating Models of Distrii Workspaces on page 119 to provide information as of the most recent practicable date. Please also revise throughout your
         Business section to provide relevant metrics, such as number of customers/members, managed area, and foot traffic as of the most recent practicable date. Finally, please revise your Prospectus Summary consistent with the revisions to the MD&A and Business sections.
The Offering, page 23

5. Please revise to reconcile your disclosure regarding the lock-up period. More specifically, we note that on page 23 you state that you have agreed to a lock-up period of one year.
         However, elsewhere you state that you have agreed to a lock-up period of 180 days.
The equity interests of certain indirect subsidiaries of ours..., page 26

6. Please revise to indicate the type of contractual disputes underlying the court orders to freeze the equity interests of certain indirect subsidiaries of the company and certain bank accounts.
Some of AgiiPlus' material subsidiaries have failed to make adequate contributions..., page 56

7. We note your disclosure that your subsidiaries have failed to make adequate contributions to the social security and housing provident fund as required by PRC law, and may be subject to late payment fees, fines, and/or other penalties. To the extent estimable and material, please revise to quantify the amount of such contribution shortfall and the amount of late payment fees, fines, and/or other penalties. Dilution, page 76

8. Please revise your narrative disclosures preceding your dilution calculation to also state that your pro forma net tangible book value as of June 30, 2023 also gives effect to the the automatic conversion of all of your redeemable preferred shares into 23,365,376 ordinary
 Jing Hu
FirstName  LastNameJing Hu
AgiiPlus Inc.
Comapany23,
February   NameAgiiPlus
              2024      Inc.
February
Page 3 23, 2024 Page 3
FirstName LastName
         shares in addition to the the 5,056,660 shares, anticipated to be issued to several individual and institutional investors upon the closing of the offering.
9.       We note that disclosures elsewhere with your filing indicates
14,524,927 shares
         outstanding as of June 30, 2023, the conversion of all your redeemable preferred shares into 23,365,376 ordinary shares and the 5,056,660 shares anticipated to be issued to several individual and institutional investors upon the closing of the offering. The sum of such components equal 42,946,963 shares. Please clarify and reconcile the difference between that amount to the 41,677,720 shares attributed to existing shareholders disclosed on page 77. Your response should address how you calculated the 41,677,720 share amount.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 92

10. We note you recognized approximately $371.4 million in restructuring and other related gains generated from the modification of right-of-use assets due to the change of lease contracts. Please revise to enhance your disclosures to highlight the reasons and transactions that led to your recognition of the gain and the basis in GAAP you utilized to account for such transactions. To the extent such gains are part of any restructuring activities, please clarify how your existing disclosures comply with the disclosure guidance outlined within SAB Topic 5P:4.
Liquidity and Capital Resources, page 97

11. Given the continued restructuring efforts within the Company to move to an Asset-Light
         Model, slow macro-economic recovery in the China market, and other factors such as current litigation amounts exceeding revenues for the six months ended June 30, 2023 and certain equity interests of indirect subsidiaries being frozen due to litigation matters, please revise your disclosures to enhance and highlight how such factors have impacted your ability to generate and obtain adequate amounts of cash to meet your requirements on both the short and long term. Your expanded discussion should outline available resources including whether you are relying upon external financing and the proceeds from this offering to meet your needs and how factors listed above could impact your ability to obtain such financing. Reference is made to Item 303(b)(1) of Regulation S-K and Section 501.13 of the Financial Reporting Codification.
Employees, page 129

12. Given the recent significant reduction in your headcount, please revise to provide the number of your employees as of the most recent practicable date. Index to Consolidated Financial Statements, page F-1

13. We note your registration statement is an initial public offering and the current audited financial statements are older than 12 months. Please clarify how you complied with the
 Jing Hu
AgiiPlus Inc.
February 23, 2024
Page 4
       requirements outlined in paragraph A(4) of Item 8 of Form 20-F or revise accordingly to either update your audited financial statements or include the relevant representation as allowed under Step 2 within Instructions to Item 8.A.4 of Form 20-F, as an exhibit to the registration statement.
Exhibits

14. Please have counsel revise the legal opinion filed as Exhibit 5.1 to address whether the
       Resale Shares "are" legally issued, fully paid and non-assessable. Refer to Item II.B.2.h of
       Staff Legal Bulletin No. 19.
       Please contact Ameen Hamady at 202-551-3891 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any other questions.



                                                             Sincerely,
FirstName LastNameJing Hu
                                                             Division of
Corporation Finance
Comapany NameAgiiPlus Inc.
                                                             Office of Real
Estate & Construction
February 23, 2024 Page 4
cc:       Guillaume de Sampigny
FirstName LastName